UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5*)

Inforte Corp.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45677R 10 7
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check	the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b) |_| Rule 13d-1(c) |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 45677R-10-7

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen C.P. Mack

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [_] (b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	SOLE VOTING POWER 1,098,566

	6.	SHARED VOTING POWER N/A

	7.	SOLE DISPOSITIVE POWER 1,098,566

	8.	SHARED DISPOSITIVE POWER N/A

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,566

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	|_|

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%

12.	TYPE OF REPORTING PERSON IN

Page 2 of 5 Pages

CUSIP No. 45677R-10-7

Item 1(a).	Name of Issuer:

Inforte Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

500 N. Dearborn Street Suite 1200 Chicago, IL 60610

Item 2(a).	Name of Person Filing:

Stephen C.P. Mack

Item 2(b).	Address of Principal Business Office or, if none, Residence:

500 N. Dearborn Street Suite 1200 Chicago, IL 60610

Item 2(c).	Citizenship:

United Kingdom

Item 2(d).	Title of Class or Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

45677R-10-7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Inapplicable

Item 4.	Ownership (as of December 31, 2006).

(a) Amount Beneficially Owned: 1,098,566

(b) Percent of Class: 9.3%

Page 3 of 5 Pages

CUSIP No. 45677R-10-7

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 1,098,566
(ii) shared power to vote or to direct the vote: Inapplicable
(iii) sole power to dispose or to direct the disposition of: 1,098,566
(iv) shared power to dispose or to direct the disposition of: Inapplicable

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

Page 4 of 5 Pages

CUSIP No. 45677R-10-7

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007

      /s/ Stephen C.P. Mack
          Stephen C.P. Mack

Page 5 of 5 Pages